UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE PERIOD ENDED AUGUST 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN
(Title of Plan)
ALLEGHENY TECHNOLOGIES INCORPORATED
(Name of Issuer of securities held pursuant to the Plan)
1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS
Allegheny Technologies Retirement Savings Plan
As of August 31, 2016 and December 31, 2015 and for the Period Ended August 31, 2016
With Report of Independent Registered Public Accounting Firm

Allegheny Technologies Retirement Savings Plan
Audited Financial Statements
As of August 31, 2016 and December 31, 2015 and for the Period Ended August 31, 2016

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan (the Plan) as of August 31, 2016 and December 31, 2015, and the related statement of changes in net assets available for benefits for the period ended August 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2016 and December 31, 2015, and the changes in its net assets available for benefits for the period ended August 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the financial statements, the Plan was terminated effective August 31, 2016 as a result of the transfer of all participants into a separate plan sponsored by Allegheny Technologies Incorporated, the Plan Sponsor. Our opinion is not modified with respect to this matter.
/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
January 6, 2017

Allegheny Technologies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	August 31	December 31
	2016	2015
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$—	$10,143,217
Interest in registered investment companies	—	609,757
Total investments at fair value	—	10,752,974
Investments at contract value:
Interest in Allegheny Technologies Incorporated Master Trust	—	7,871,098
Total investments at contract value	—	7,871,098
Notes receivable from participants	—	411,261
Net assets available for benefits	$—	$19,035,333
See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Period Ended August 31, 2016
Contributions:
Employer	$72,421
Employee	137,982
Total contributions	210,403
Interest income on notes receivable from participants	13,564
Investment income (loss):
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	805,649
Net income from interest in registered investment companies	66,716
Other loss	(4,709)
Total investment income	867,656
1,091,623
Benefits paid to participants	(2,898,544)
Administrative expenses and other, net	(1,178)
(2,899,722)
Net decrease in net assets available for benefits prior to transfers	(1,808,099)
Transfers out of plan	(17,227,234)
Net decrease in net assets available for benefits	(19,035,333)
Net assets available for benefits at beginning of year	19,035,333
Net assets available for benefits at end of year	$—
See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements
August 31, 2016
1. Description of the Plan
The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals. This Plan was terminated effective August 31, 2016 as a result of the transfer of all participants and corresponding accounts into the ATI Retirement Plan, a separate plan sponsored by ATI.
The purpose of the Plan was to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a portion of their compensation and contribute such deferrals to the Plan. The Plan allowed employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code (the Code) limitations.

Company contributions for each hour worked were made to eligible participant accounts.  Depending on the individual bargaining agreement, additional hourly contributions and/or a 6.5% non-elective contribution were made to eligible participant accounts.  The Plan allowed participants to direct their contributions, and contributions made on their behalf, to any of the investment options offered by the Plan. Unless otherwise specified by the participant, contributions were made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement 2030 Fund).
Participants were vested immediately in their contributions plus actual earnings thereon. For certain employees, vesting in the Company’s contribution varied based on employee group classification and years of service. Participant forfeitures were used to reduce future employer contributions.
Separate accounts were maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds were charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan were paid by the Plan Sponsor. Participants were able make “in-service” and hardship withdrawals as outlined in the Plan document.
Active employees could borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts were further limited to a minimum of $1,000 and a maximum of $50,000, and an employee could obtain no more than three loans at one time. Interest rates were determined based on commercially accepted criteria, and payment schedules varied based on the type of the loan. General purpose loans were repaid over 6 to 60 months, and primary residence loans were repaid over periods up to 180 months. Principal and interest payments were made by payroll deductions.
2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates. The financial statements are prepared using the accrual basis of accounting.
Investment Valuation
Certain assets of the Plan were commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represented the Plan’s interest in the net assets of the Master Trust, and was stated at fair value or for fully benefit-responsive investment contracts, at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Master Trust assets as well as income/losses were allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of August 31, 2016 or December 31, 2015. If a participant ceases to make a note repayment and the Plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
3. Investments
The Plan was terminated and was no longer part of the Master Trust effective August 31, 2016. In 2015, certain assets of the Plan along with the assets of various other ATI sponsored plans are part of the Master Trust. The Plan’s interest in the net assets of the Master Trust was approximately 2% at December 31, 2015. The Plan also permitted self-directed investments in registered investment companies that were maintained in accounts separate from the Master Trust.
The Plan’s approximate share of the various investment types at fair value held by the Master Trust at December 31, 2015 was as follows:

2015
Registered investment companies	2%
Common collective trusts	1%
Corporate common stock	1%
The Plan’s approximate share of the various investment types at contract value held by the Master Trust at December 31, 2015 was as follows:

2015
Synthetic investment contracts	4%
Guaranteed investment contracts	4%

The following table is a summary, at fair value, of the net assets of the Master Trust by investment type as of December 31, 2015:

2015
Common collective trusts	$463,917,622
Registered investment companies	228,064,975
Corporate common stocks	37,937,779
Other	786,109
Total investments held by the Master Trust at fair value	$730,706,485

The following table is a summary, at contract value, of the net assets of the Master Trust by investment type as of December 31, 2015:

2015
Synthetic investment contracts	$162,965,928
Guaranteed investment contracts	33,537,563
Total investments held by the Master Trust at contract value	$196,503,491

Investment income attributable to the Master Trust for the period ended August 31, 2016 was as follows:

Net appreciation in fair value of investments	$71,694,975
Income from investments at contract value	2,676,744
Expenses
Administrative expenses and other, net	(867,387)
Total investment income	$73,504,332
The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment. The Plan had no unfunded commitments as of August 31, 2016 and December 31, 2015.
4. Fair Value Measurement

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2015.

Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•
Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•
Common collective trust funds – These investments are investment vehicles valued using the NAV, as a practical expedient, provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

•
Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy.

The following table presents the financial instruments of the Master Trust at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2015. The Master Trust had no assets classified within Level 2 or Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.
Master Trust assets measured at fair value on a recurring basis:

December 31, 2015	Level 1	Total
Interest in registered investment companies	$228,064,975	$228,064,975
Corporate common stock	37,937,779	37,937,779
Other	786,109	786,109
Other investments measured at net asset value (a)	—	463,917,622
	$266,788,863	$730,706,485

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3 and to the statement of assets available for benefits.

In addition to the Plan’s investments in the Master Trust, the Plan held $609,757 in self-directed accounts as of December 31, 2015. These self-directed accounts were invested in registered investment companies and are categorized as Level 1 assets.

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 13, 2015 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan was operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, was qualified and the related trust is tax-exempt.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of August 31, 2016 and December 31, 2015, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2013.
6. Party-In-Interest Transactions
At December 31, 2015, the Plan held 22,556 shares of common stock of ATI, the sponsoring employer, with a fair value of $300,031. The shares held by the Plan at December 31, 2015 reflect the Plan’s interest in the Master Trust. During the period ended August 31, 2016, the Plan recorded an investment gain of $412,011 related to its investment in the common stock of ATI.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date:	January 6, 2017	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Vice President, Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)